ANTERO MIDSTREAM PARTNERS LP

1615 Wynkoop Street

Denver, CO 80202

July 29, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:             Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Antero Midstream Partners LP has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the three months ended June 30, 2015, which was filed with the U.S. Securities and Exchange Commission on July 29, 2015. Such disclosure is included under the caption “Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934” beginning on page 30 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

ANTERO MIDSTREAM PARTNERS LP

By:	Antero Resources Midstream Management, LLC
its general partner

By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary